Exhibit 99.1

Media Contacts:
Tally Netzer, Director of Corporate Communications Optibase, Ltd.
011-972-9-9709-125
tallyn@optibase.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

OPTIBASE EXPANDS IPTV FOOTPRINT IN VIETNAM

HERZLIYA, ISRAEL, November 28, 2006 – Optibase, Ltd. (NASDAQ:OBAS) a leader in advanced digital video solutions today announced that it has been awarded an additional contract by FPT Telecom, a leading multimedia and Internet service provider in Vietnam.

Extending the original IPTV solution that Optibase provided FPT last year, Optibase is now expanding its initial IPTV offering with a series of Optibase streaming platforms. Moreover, Optibase is also providing other key IPTV ecosystem components, enabling video on demand (VOD) and other consumer-empowering features, as part of the company’s comprehensive end to end IPTV solutions.

Earlier this year, the FPT IPTV Center successfully launched its trial service digital television service using the Internet Protocol over a broadband connection. In conjunction with HCMC Television station (HTV) FPT streamed local and international channels telecast by HTV. The center was the first in the country to test IPTV services.

Mr. Mai Sung, Deputy Director General, FPT Communications / Mr. Hoang Anh Dung, Manager of Broadband Internet Service of FPT Telecom, said, “Optibase’s solutions consistently provide us with the range of features, flexibility and scalability we require as a leader in the IPTV market in Vietnam. From internet access, to VOIP and of course IPTV and VOD, we are pleased to offer our subscribers full screen TV over broadband with DVD quality pictures, all enabled by Optibase’s reliable, high quality solutions.”

Danny Lustiger, CFO of Optibase, said, “This contract confirms the success of our initial deployment at FPT, and we look forward to growing together with FPT as the Vietnamese IPTV market expands. As Asia continues to lead in customer acquisition, our range of products and solutions for IPTV enable us to provide leading service providers such as FPT with the tools to ensure a reliable and versatile, personalized communications and entertainment experience.”

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com.

About FPT Telecom

FPT Telecom (a member of FPT Corporation, which had been known as FPT Communications) began providing Internet services in 1997 and was awarded its IXP license (to provide Internet services in Vietnam) in April 2002. FPT Telecom is developing Broadband Internet service and other value added services based on broadband infrastructure. For more information, please visit our website: http://www.fpt.com.vn; http://www.fpt.vn

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.